Filed by Tortoise North American Energy Corporation Commission File No. 811-21700

Tortoise North American Energy Corporation Tortoise Gas and Oil Corporation

Tortoise North American Energy Corp. and Tortoise Gas and Oil Corp. Announce Proposed Merger Plan

FOR IMMEDIATE RELEASE

LEAWOOD, Kan. – April 1, 2009 – Tortoise Capital Advisors, LLC (the Adviser) announced today that the Boards of Directors of Tortoise North American Energy Corp. (NYSE: TYN) and Tortoise Gas and Oil Corp. (NYSE: TGO) each approved a reorganization in which TYN plans to acquire TGO.  Subject to TYN and TGO stockholder votes, as part of the reorganization, TGO common stockholders will be issued TYN common stock and TYN would acquire substantially all of the assets and liabilities of TGO.

The Boards of Directors of both TYN and TGO determined that the proposed reorganization is in the best interests of each fund and its stockholders. The funds now have similar investment characteristics and objectives that seek to provide stockholders a high level of total return with an emphasis on current income. The current TYN and TGO investment portfolios invest primarily in the same segments of the master limited partnership (MLP) sector.  As of February 28, 2009, TYN had total assets of $76.0 million and net assets of $58.7 million and TGO had estimated total assets of $30.4 million and estimated net assets of $23.6 million. If the reorganization had closed on February 28, 2009, the combined fund would have had total assets of approximately $106 million and net assets of approximately $82 million.

The reorganization should result in several benefits to TYN and TGO stockholders, including anticipated cost savings through increased economies of scale, the opportunity for enhanced long-term market liquidity and greater financial flexibility through a stronger balance sheet. To alleviate costs associated with the reorganization, the Adviser has agreed to additional management fee waivers for the combined fund for 2010 and 2011 of 0.10% and 0.05% of average monthly managed assets, respectively.  The reorganization will also provide TGO stockholders a publicly traded security listed on the New York Stock Exchange.

The transaction value will be based on the relative net asset values of TYN and TGO immediately prior to consummation of the reorganization.  The total net asset value of the shares of the combined fund after the reorganization will be equal to the total net asset value of each fund’s shares immediately prior to the consummation of the reorganization, less the costs of the reorganization and amounts paid in cash for fractional shares.  It is currently expected that the reorganization will be concluded in the funds’ fiscal third quarter of 2009, subject to TYN and TGO stockholder votes, compliance with all regulatory requirements and satisfaction of customary closing conditions.

TYN plans to file in the near future with the Securities and Exchange Commission (SEC) a joint proxy statement/prospectus on Form N-14 with respect to the reorganization, and the Adviser expects to mail a definitive joint proxy statement/prospectus to TYN and TGO stockholders that will contain information about the proposed transaction following a review period with the SEC.

When filed with the SEC, the joint proxy statement/prospectus and other documents filed by the funds will be available for free at the SEC’s Web site, http://www.sec.gov. Stockholders can also obtain copies of the definitive joint proxy statement/prospectus, when available, for free by dialing (866) 362-9331. Stockholders are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety when available as it will contain important information about the proposed reorganization.

Tortoise North American Energy Corp. is a publicly traded closed-end fund that invests in equity and debt securities of energy companies, including energy infrastructure, oil and gas exploitation and production, shipping and propane MLPs. TYN seeks to provide its stockholders with a high level of total return with an emphasis on current distributions.

Tortoise Gas and Oil Corp. is a privately held closed-end fund that invests primarily in publicly traded MLPs and their affiliates and privately held companies operating in the midstream and upstream segments of the energy sector.  TGO seeks a high level of total return through capital appreciation and current income.

Tortoise Capital Advisors, LLC is a pioneer in capital markets for MLP investment companies and a leader in closed-end funds and separately managed accounts focused on MLPs in the energy sector. As of February 28, 2009, the Adviser had approximately $1.7 billion of assets under management.

Tortoise North American Energy Corporation Tortoise Gas and Oil Corporation

Safe Harbor Statement
This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Forward-Looking Statement
This press release contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included herein are "forward-looking statements." Although TYN, TGO and Tortoise Capital Advisors believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the company’s reports that are filed with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required by law, TYN, TGO and Tortoise Capital Advisors do not assume a duty to update this forward-looking statement.

Contact information
Tortoise Capital Advisors, LLC, Pam Kearney, Investor Relations, (866) 362-9331, pkearney@tortoiseadvisors.com